FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 30, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard Moscow 109028 Russian Federation
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods OJSC” or the “Company”] hereby reports the information on material fact, which was filed with Federal Commission for Securities Market of Russia under Russian law requirements.

Information on Material Fact

“Information on the Issuer’s Record Dates”

1. Full name of the Issuer, including its corporate status:

WIMM-BILL-DANN FOODS OPEN JOINT-STOCK COMPANY

2. The Issuer’s location:

Suite 306, 16/15 Yauzsky Boulevard, Moscow 109028

3. Taxpayer’s Identification Number assigned to the Issuer by the tax authorities:

7709342399

4. The Issuer’s unique code assigned by the registration authority:

06005-A

5. Material fact code:

0806005A24032004

6. Web page address used by the Issuer for the publication of information on material facts:

www.WBD.ru

7. Name of periodical used by the Issuer for the publication of information on materials facts:

Supplement to the Bulletin of the FCSM of Russia

8. Type, class, series and other identification details of registered securities:

Common registered uncertified shares

9. Purpose for which the list of registered shareholders is prepared:

The list of registered shareholders is prepared to hold an extraordinary general meeting of the Issuer’s shareholders

10. Date as of which the list of registered shareholders is prepared:

April 6, 2004.

11. Date of preparation of the Minutes of the Issuer’s Board of Directors meeting, which adopted a resolution to fix a date of preparation of the list of the Issuer’s registered shareholders:

March 24, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Natalya V. Gorbunova
	Name:	Natalya V. Gorbunova
	Title:	Representative by power of attorney
Dated 19.03.2004 No 19/03-02
Wimm-Bill-Dann Foods OJSC

Date: March 30, 2004